UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2011

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

Board Secretariat’s Office
Kong Gang San Lu, Number 88
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or a solicitation of an offer to acquire, purchase or subscribe for securities or an invitation to enter into an agreement to do any such things, nor is it calculated to invite any offer to acquire, purchase or subscribe for any securities. This announcement is not an offer of securities for sale in the People’s Republic of China, Hong Kong and the United States or elsewhere. The securities referred to herein are not available for general subscription in Hong Kong or elsewhere.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00670)

VOLUNTARY ANNOUNCEMENT
ISSUE OF RMB DENOMINATED BONDS

This is a voluntary announcement made by the Company.

The Board is pleased to announce that on 1 August 2011, the Company, the Issuer (a wholly owned subsidiary of the Company) and the Joint Lead Managers entered into the Subscription Agreement in relation to the issue of RMB2,500,000,000 4.00% guaranteed bonds due 8 August 2014 by the Issuer.

This is a voluntary announcement made by the Company.

The Bond Issue

The Board is pleased to announce that on 1 August 2011, the Company, the Issuer (a wholly owned subsidiary of the Company) and the Joint Lead Managers entered into the Subscription Agreement in relation to the issue of RMB2,500,000,000 4.00% guaranteed bonds due 8 August 2014 by the Issuer.

To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, the Joint Lead Managers are all Independent Third Parties. None of the Bonds will be offered to the public in Hong Kong and none of the Bonds will be placed to any connected persons of the Group. The Bonds will be listed on the Singapore Exchange Securities Trading Limited. The Bonds have not been rated.

The principal terms of the Bonds are as follows:-

a.	Issuer:	Eastern Air Overseas (Hong Kong) Corporation Limited, a wholly owned subsidiary of the Company

b.	Aggregate principal amount:	RMB2,500,000,000

c.	Issue price:	100% of the principal amount of the Bonds

d.	Closing date:	8 August 2011

e.	Maturity:	3 years

f.	Guarantee:	The Company has unconditionally and irrevocably guaranteed the due payment of all sums expressed to be payable by the Issuer under the Bonds

g.	Interest rate:	4.00% per annum, payable semi-annually in arrear on 8 February and 8 August of each year

HSBC, CICC, Deutsche Bank and ABC are the Joint Lead Managers and Joint Bookrunners in connection with the Bond Issue. The Issuer intends to use the net proceeds from the Bond Issue for working capital and other general corporate purposes.

DEFINITIONS

“ABC”	Agricultural Bank of China Limited Hong Kong Branch

“Board”	the board of Directors

“Bond Issue”	the issue of the Bonds by the Issuer

“Bonds”	RMB2,500,000,000 4.00% guaranteed bonds due 8 August 2014 to be issued by the Issuer

“CICC”	China International Capital Corporation Hong Kong Securities Limited

“Company”
China Eastern Airlines Corporation Limited, a joint stock company incorporated in the PRC with limited liability and whose H Shares (stock code: 00670) are listed on the Main Board of the Stock Exchange

“connected persons”	has the meaning ascribed thereto under the Listing Rules

“Deutsche Bank”	Deutsche Bank AG, Hong Kong Branch

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“Guarantee”	the guarantee to be given by the Company in connection with the Bond Issue

“HSBC”	The Hongkong and Shanghai Banking Corporation Limited

“H Shares”	the ordinary shares of RMB1.00 each in the share capital of the Company, which are issued outside the PRC, listed on the Stock Exchange and traded in Hong Kong

“Hong Kong”	The Hong Kong Special Administrative Region of the PRC

“Independent Third Party(ies)”	parties independent of the Group and its connected persons

“Issuer”	Eastern Air Overseas (Hong Kong) Corporation Limited, a company incorporated in Hong Kong with limited liability and a wholly owned subsidiary of the Company

“Joint Bookrunners”	HSBC, CICC, Deutsche Bank, ABC

“Joint Lead Managers”	HSBC, CICC, Deutsche Bank, ABC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PRC”	the People’s Republic of China

“RMB”	Renminbi yuan, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Subscription Agreement”	the subscription agreement dated 1 August 2011 entered into between the Issuer, the Company and the Joint Lead Managers in relation to the Bond Issue

“%”	per cent

By Order of the Board China Eastern Airlines Corporation Limited Mr. Luo Zhuping Director and Company Secretary

As at the date of this announcement, the directors of the Company are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Li Yangmin	(Director, Vice President)
Luo Zhuping	(Director, Company Secretary)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, PRC

2 August 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	August 2, 2011	By:	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary